EXHIBIT 99


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

March 28, 2002

Dear Sir or Madam:

In connection with the filing of CNB Florida Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, Arthur Andersen LLP ("Andersen") has represented to us, by letter dated March 27, 2002, that their audit of CNB Florida Bancshares, Inc.'s financial statements for the year ended December 31, 2001, was subject to Andersen's reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit.


Very truly yours,


/s/ G. Thomas Frankland
-----------------------
G. Thomas Frankland
Executive Vice President
 and Chief Financial Officer